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                          COOLBRANDS INTERNATIONAL INC.

                          PROXY SOLICITED BY MANAGEMENT
            FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON FEBRUARY 27, 2006 AND
           FOR USE AT THE SPECIAL CONFIRMATORY MEETING OF SHAREHOLDERS
                          TO BE HELD ON MARCH 20, 2006

The undersigned shareholder of COOLBRANDS INTERNATIONAL INC. (the "Corporation") hereby appoints Michael Serruya, Co-Chairman of the Corporation, or failing him, Aaron Serruya, a director of the Corporation, or in lieu of the foregoing __________________ as nominee of the undersigned to attend, act and vote for the undersigned at the annual and special meeting of shareholders (the "Annual and Special Meeting") of the Corporation to be held on February 27, 2006 and at any adjournments or postponements thereof and at the special confirmatory meeting of shareholders (the "Confirmatory Meeting") of the Corporation to be held on March 20, 2006 and at any adjournments or postponements thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

            (a)   VOTED FOR                [ ]

                  WITHHELD FROM VOTING     [ ]
                  in  respect of  the election  of directors  of  those  persons
                  named   in   the   Management  Information   Circular  of  the
                  Corporation dated January 13, 2006 (the "Circular").

            (b)   VOTED FOR                [ ]

                  WITHHELD FROM VOTING     [ ]
                  in respect of the appointment of BDO Seidman, LLP as auditor for the ensuing year and authorizing the directors to fix the auditor's remuneration.

            (c)   VOTED FOR                [ ]

                  VOTE AGAINST             [ ]
                  the approval of the Continuance Resolution, set forth in Schedule B to the Circular.

            (d)   VOTED FOR                [ ]

                  VOTE AGAINST             [ ]
                  the approval of the Share Capital Restructuring Resolution, set forth in Schedule D to the Circular.


            (e)   VOTED FOR                [ ]

                  VOTE AGAINST             [ ]
                  the approval of the Continuance Confirmatory Resolution, set forth in Schedule C to the Circular

            (f)   VOTED FOR                [ ]

                  VOTE AGAINST             [ ]
                  the approval of the Share Capital Confirmatory Resolution, set forth in Schedule E to the Circular.

                If no choice is specified with respect to matters identified above, the proxy will be voted "FOR" such matters.




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                                      - 2 -

            If an amendment or variation to matters identified in the Notice of Meeting are proposed at the Annual and Special Meeting or Confirmatory Meeting or any adjournments or postponements thereof or if any other matters properly come before the Annual and Special Meeting or Confirmatory Meeting or any adjournment or postponements thereof, this proxy confers discretionary authority to vote on such amendments or variations or on such other matters according to the best judgment of the person voting the proxy at the Annual and Special Meeting or Confirmatory Meeting or any adjournments or postponements thereof.

            The undersigned hereby revokes any proxy previously given:

            DATED the __________ day of __________, 2006.

                                        ________________________________________
                                        Name of Shareholder (Please Print)

                                        ________________________________________
                                        Signature of Shareholder

      DIRECTIONS:

1. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called in accordance with the foregoing directions and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

2. This proxy is solicited on behalf of the management of the Corporation. A shareholder has the right to appoint a person to represent him and to attend and act for him on his behalf at the meeting other than the nominees designated above and may exercise such right by inserting the name of his nominee in the space provided above for that purpose.

3. This proxy form must be signed and dated by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed to the Corporation.

4. This proxy form is to be read in conjunction with the accompanying Circular and Notice of Meeting.

5. To be effective at the Annual and Special Meeting, this proxy must be received no later than 5:00 p.m. (Toronto time) on February 24, 2006 at Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3V1 or by facsimile at 416-361-0470, or with the Secretary of the Corporation at any time prior to the Annual and Special Meeting.

6. To be effective at the Confirmatory Meeting, this proxy must be received no later than 5:00 p.m. (Toronto time) on March 16, 2006 at Equity
      Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3V1 or by facsimile at 416-361-0470, or with the Secretary of the Corporation at any time prior to the Confirmatory Meeting.